UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form
20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

The following is an English translation of excerpt regarding Basel II capital adequacy disclosure set forth in our Japanese language disclosure material published in July 2007. The capital adequacy disclosure and other financial information included herein are based on Japanese GAAP pursuant to Japanese regulatory requirements.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Capital adequacy ratio highlights

The new capital adequacy framework (“Basel II”) that was under consideration by the Basel Committee on Banking Supervision became effective in the fiscal year ended March 31, 2007. Substantial changes have been made to the method for calculating capital adequacy ratios compared to the previous framework, such as the refinements in calculating credit risk-weighted assets and inclusion of operational risk.

In Japan, disclosure of information is required for the items set forth in “The Matters Separately Prescribed by the Financial Services Agency Regarding Capital Adequacy Conditions, etc., pursuant to Article 19-2, Paragraph 1, Item 5, Subsection 4, etc. of the Ordinance for Enforcement of Banking Law (Ministry of Finance Ordinance Number 10 of 1982)” (FSA Notice Number 15 of 2007).

■    Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)		(Billions of yen )

	As of March 31, 2007 (Basel II basis)	(Reference) As of March 31, 2007 (Basel I basis)
Consolidated capital adequacy ratio (BIS standard)	12.48%	11.58%
Tier 1 capital ratio	6.96%	6.17%

Tier 1 Capital	4,933.5	4,945.6
Tier 2 Capital	4,092.6	4,461.8
Deductions for total risk-based capital	184.7	121.9

Total risk-based capital	8,841.3	9,285.6

Risk-weighted assets	70,795.4	80,118.4

(Reference)

Mizuho Corporate Bank (Consolidated)		(Billions of yen )

	As of March 31, 2007 (Basel II basis)	(Reference) As of March 31, 2007 (Basel I basis)
Consolidated capital adequacy ratio (BIS standard)	14.01%	12.99%
Tier 1 capital ratio	8.56%	7.66%

Tier 1 Capital	3,256.8	3,257.9
Tier 2 Capital	2,252.1	2,366.5
Deductions for total risk-based capital	179.4	106.3

Total risk-based capital	5,329.5	5,518.1

Risk-weighted assets	38,024.4	42,476.6

Mizuho Corporate Bank (Non-consolidated)		(Billions of yen )

	As of March 31, 2007 (Basel II basis)	(Reference) As of March 31, 2007 (Basel I basis)
Non-consolidated capital adequacy ratio (BIS standard)	15.22%	14.15%
Tier 1 capital ratio	8.20%	7.41%

Tier 1 Capital	2,922.8	2,924.3
Tier 2 Capital	2,564.4	2,681.8
Deductions for total risk-based capital	61.1	23.7

Total risk-based capital	5,426.2	5,582.4

Risk-weighted assets	35,631.2	39,444.8

Mizuho Bank (Consolidated)		(Billions of yen )

	As of March 31, 2007 (Basel II basis)	(Reference) As of March 31, 2007 (Basel I basis)
Consolidated capital adequacy ratio (Domestic standard)	11.74%	10.31%
Tier 1 capital ratio	7.11%	5.97%

Tier 1 Capital	2,067.7	2,074.2
Tier 2 Capital	1,385.6	1,540.4
Deductions for total risk-based capital	40.5	36.1

Total risk-based capital	3,412.8	3,578.5

Risk-weighted assets	29,053.6	34,705.4

(Reference) Consolidated capital adequacy ratio (BIS standard)	11.92%	11.03%

Mizuho Bank (Non-consolidated)		(Billions of yen )

	As of March 31, 2007 (Basel II basis)	(Reference) As of March 31, 2007 (Basel I basis)
Non-consolidated capital adequacy ratio (Domestic standard)	12.12%	10.23%
Tier 1 capital ratio	7.39%	5.82%

Tier 1 Capital	1,965.3	1,994.0
Tier 2 Capital	1,324.2	1,537.4
Deductions for total risk-based capital	66.3	29.7

Total risk-based capital	3,223.1	3,501.7

Risk-weighted assets	26,586.2	34,219.7

(Reference) Non-Consolidated capital adequacy ratio (BIS standard)	11.83%	10.85%

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

■    Scope of consolidation

(1) Scope of consolidation for calculating consolidated capital adequacy ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements

None.

(B) Number of consolidated subsidiaries
As of March 31, 2007
Consolidated subsidiaries	133

The major consolidated subsidiaries are Mizuho Corporate Bank, Ltd., Mizuho Bank, Ltd., Mizuho Trust and Banking Co., Ltd. and Mizuho Securities Co., Ltd.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2007:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Corporate Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	81.5%	81.5%
Mizuho Trust & Banking Co., Ltd.(1)	Japan	Trust and banking	75.2%	70.0%
Mizuho Investors Securities Co., Ltd.(1)	Japan	Securities	66.5%	66.8%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Dai-Ichi Kangyo Asset Management Co., Ltd.(2)	Japan	Investment management	100.0%	100.0%
Fuji Investment Management Co., Ltd.(2)	Japan	Investment management	94.3%	94.3%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.4%	98.6%
Mizuho Information & Research Institute Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%
UC Card Co., Ltd.(3)	Japan	Credit card	51.0%	51.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%

Overseas
Mizuho Bank (Switzerland) Ltd.	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
Mizuho Corporate Bank (Canada)	Canada	Banking	100.0%	100.0%
Mizuho Corporate Bank (Germany) Aktiengesellschaft	Germany	Banking and securities	83.3%	83.3%
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

Notes:

1.	Mizuho Investors Securities and Mizuho Trust & Banking are listed on the Tokyo Stock Exchange.
2.	On July 1, 2007, Dai-Ichi Kangyo Asset Management and Fuji Investment Management merged to form Mizuho Asset Management Co., Ltd.
3.	UC Card, formerly a consolidated subsidiary of ours, became an equity method affiliate in June 2007.

(C) Corporations providing financial services for which Article 9 of the Consolidated Capital Adequacy Ratio Notice is applicable

None.

(D) Related companies for which deductions set forth in Article 8, Paragraph 1, Item 2, Subsections 1 to 3 of the Consolidated Capital Adequacy Ratio Notice are applicable

None.

(E) Companies described in Article 52-23, Paragraph 1, Item 10 of the Banking Law that are engaged mainly in businesses as described in Subsection 1 of such item companies set forth in Item 11 of such paragraph, but that are not in the holding company’s corporate group

None.

(F) Restrictions on transfer of funds or capital within the holding company’s corporate group

None.

■    Consolidated capital adequacy ratio

(2) Summary table of consolidated capital adequacy ratio (BIS Standard)			(Billions of yen )

			As of March 31, 2007
Tier 1 capital	Common stock and preferred stock		1,540.9

	Non-cumulative perpetual preferred stock		—

	Advance payment for new shares		—
	Capital surplus		411.1
	Retained earnings		1,439.9
	Less: Treasury stock		32.3
	Advance payment for treasury stock		—
	Less: Dividends (estimate), etc		101.2
	Less: Unrealized losses on other securities		—
	Foreign currency translation adjustments		(38.9)
	Rights to acquire new shares		—

	Minority interest in consolidated subsidiaries		1,726.1

	Preferred securities issued by overseas SPCs		1,504.9

	Less: Goodwill equivalent		—
	Less: Intangible fixed assets recognized as a result of a merger		—
	Less: Capital increase due to securitization transactions		12.1
	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		—
	Total of Tier 1 capital before deduction of deferred tax assets (total of above items)		4,933.5
	Deduction for deferred tax assets		—

	Total	(A)	4,933.5

	Preferred securities with a step-up interest rate provision	(B)	608.4
	Ratio to Tier 1 = (B) / (A) X 100		12.33%

Tier 2 capital	45% of unrealized gains on other securities		1,100.8
	45% of revaluation reserve for land		116.0
	General reserve for possible losses on loans		7.3
	Excess of eligible reserves relative to expected losses by banks adopting internal ratings-based approach		124.1

	Debt capital, etc.		2,744.1

	Perpetual subordinated debt and other debt capital		785.5
	Dated subordinated debt and redeemable preferred stock		1,958.6

	Total		4,092.6

	Tier 2 capital included as qualifying capital	(C)	4,092.6

Tier 3 capital	Short-term subordinated debt		—

	Tier 3 capital included as qualifying capital	(D)	—

Deductions for total risk-based capital	Deductions for total risk-based capital	(E)	184.7

Total risk-based capital	(A) + (C) + (D) – (E)	(F)	8,841.3

Risk-weighted assets	Credit risk assets	(G)	59,755.0

	On-balance-sheet items		48,718.5
	Off-balance-sheet items		11,036.4

	Market risk equivalent assets [(I)/8%]	(H)	2,186.4
	(Reference) Market risk equivalent	(I)	174.9
	Operational risk equivalent assets [(K)/8%]	(J)	3,877.5
	(Reference) Operational risk equivalent	(K)	310.2
	Adjusted floor amount	(L)	4,976.4

	Total [(G) + (H) + (J) + (L)]	(M)	70,795.4

Consolidated capital adequacy ratio (BIS standard) = (F) / (M) X 100			12.48%

Tier 1 capital ratio = (A) / (M) X 100			6.96%

Notes:

1.	The above are based on the BIS standard applied on a consolidated basis following the Standards for Determining the Status of Capital Adequacy in consideration of assets held by a bank holding company and by its subsidiaries, in accordance with Banking Law Article 52-25 (FSA Notice No. 20 of 2006 (the “Notice”)).

2.	Because we cannot break down its common stock and preferred stock according to classes of stock, no value for non-cumulative perpetual preferred stock is separately stated from capital.

3.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with the certified public accountant, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Report No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements.

4.	The amount of net deferred tax assets as of March 31, 2007 was ¥170.8 billion, and the maximum amount of deferred tax assets that can record without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratios was ¥1.48 trillion.

5.	The “adjusted floor amount” is the amount obtained by multiplying (i) 12.5 to (ii) the excess of the required capital under Basel I multiplied by the rate prescribed in the Notice over the required capital under Basel II. Because the amount derived by multiplying the required capital under Basel I by the rate prescribed in the Notice exceeded the required capital under Basel II, the excess was added to risk-weighted assets.

■    Risk-based Capital

(3) Summary of types of capital instruments

(A) Summary of preferred securities

We have included each of the following preferred securities issued by our overseas special purpose companies and the various preferred securities issued by the overseas special purpose companies of Mizuho Corporate Bank, Ltd. (Mizuho Preferred Capital Company L.L.C. and Mizuho JGB Investment L.L.C.), our consolidated subsidiary, as Tier 1 capital for the purposes of our consolidated capital adequacy ratios. Series B preferred securities issued by Mizuho Preferred Capital (Cayman) 1 Limited and preferred securities issued by Mizuho Preferred Capital (Cayman) 2 Limited were redeemed in full on June 29, 2007.

Preferred securities issued by SPCs of Mizuho Financial Group

Issuer	Mizuho Preferred Capital (Cayman) Limited (“MPC,” and the preferred securities described below are referred to as the “MPC Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 1 Limited (as “MPC1,” and the Series A and Series B preferred securities described below are collectively referred to as the “MPC1 Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 2 Limited (“MPC2,” and the preferred securities described below are referred to as the “MPC2 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2009 (subject to prior approval from regulatory authorities)

Series A

Optionally redeemable on each dividend payment date falling in or after June 2012 (subject to prior approval from regulatory authorities)

Series B

Optionally redeemable on each dividend payment date falling in or after June 2007 (subject to prior approval from regulatory authorities)

Optionally redeemable on each dividend payment date falling in or after June 2007 (subject to prior approval from regulatory authorities)

Dividends	Floating dividend rate (No dividend rate step-up. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Series A - Floating dividend rate (No dividend rate step-up.)

Series B - Floating dividend rate (A 100 basis point step-up dividend rate is applied after the dividend payment date falling in June 2012.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Floating dividend rate (A 100 basis point step-up dividend rate is applied after the dividend payment date falling in June 2012.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June in each year	Last business day of June in each year	Last business day of June in each year

Total amount issued	¥176.0 billion	Series A: ¥171.0 billion Series B: ¥112.5 billion	¥73.0 billion

Issue date	March 15, 1999	February 14, 2002	February 14, 2002

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable

Amounts(3); and

(4)     when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC 1 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC 1 a Distributable Amounts Limitation Certificate(4) stating that there are no

Available Distributable Amounts(3); and

(4)     when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC 1 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC 2 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC 2 a Distributable Amounts Limitation Certificate(4) stating that there are no

Available Distributable Amounts(3); and

(4)     when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC 2 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).

Distributable amounts limitation	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC1, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC2, dividends are limited to the Available Distributable Amounts(3).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)

Issuer	Mizuho Preferred Capital (Cayman) 5 Limited (“MPC5,” and the preferred securities described below are referred to as the “MPC5 Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 6 Limited (“MPC6,” and the preferred securities described below are referred to as the “MPC6 Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 7 Limited (“MPC7,” and the preferred securities described below are referred to as the “MPC7 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)

Dividends	Floating dividend rate (A 100 basis point step-up dividend rate is applied beginning the dividend payment date falling in June 2013.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Floating dividend rate for both Series A and Series B (A 100 basis point step-up dividend rate is applied beginning the dividend payment date falling in June 2013.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Floating dividend rate (A 100 basis point step-up dividend rate is applied beginning the dividend payment date falling in June 2013.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June in each year	Last business day of June in each year	Last business day of June in each year

Total amount issued	¥45.5 billion	Series A: ¥19.5 billion Series B: ¥ 2.5 billion	¥51.0 billion

Issue Date	August 9, 2002	Series A: August 9, 2002 Series B: August 30, 2002	August 30, 2002

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC5 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC5 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC5 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC6 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC6 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC6 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC7 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC7 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC7 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividend payments are made to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividend payments are made to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate (1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividend payments are made to the extent applicable).

Distributable amounts limitation	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC5, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC6, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation certificate(4) to MPC7, dividends are limited to the Available Distributable Amounts(3).

Dividend limitation	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock (2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock (2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)

Issuer	Mizuho Capital Investment (USD) 1 Limited (“MCI (USD) 1,” and the preferred securities described below are referred to as “MCI (USD) 1 Preferred Securities.”)	Mizuho Capital Investment (EUR) 1 Limited (“MCI (EUR) 1,” and the preferred securities described below are referred to as “MCI (EUR) 1 Preferred Securities.”)	Mizuho Capital Investment (JPY) 1 Limited (“MCI (JPY) 1,” and the preferred securities described below are referred to as “MCI (JPY) 1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2011, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five -year intervals (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2011. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th of each year until June 2011, and June 30th and December 30th of each year thereafter	June 30th and December 30th of each year

Total amount issued	US$600 million	€500 million	¥400 billion

Issue date	March 13, 2006	March 13, 2006	January 12, 2007

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(11) is insufficient, or dividends on its preferred stock are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (USD) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 1.

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(12) is insufficient, or dividends on its preferred stock are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (EUR) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (EUR) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (EUR) 1

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(14) is insufficient, or dividends on its preferred stock are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 1 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 1

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (USD) 1 Preferred Securities must be made on the dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (EUR) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.	If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (USD) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(11) .	Dividends for the MCI (EUR) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts (12).	Dividends for the MCI (JPY) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts (14).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (USD) 1 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (EUR) 1 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 1 Preferred securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)

Notes:

(1)	Loss Absorption Certificate

Refers to a certificate that Mizuho Financial Group delivers to the issuer (in case of the loss absorption event set forth in clause (iv) below, the issuance thereof is at our discretion) upon any of the following events with respect to Mizuho Financial Group: (i) liquidation event that shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (a) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (b) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group; (ii) reorganization event that shall be deemed to occur if a competent court in Japan shall have adjudicated (a) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (b) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law; (iii) governmental action that shall be deemed to occur if the government authority in Japan (a) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (b) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (c) publicly declares Mizuho Financial Group to be under public management or (d) issues an order that Mizuho Financial Group be transferred to a third party; (iv) inadequate ratio event that shall be deemed to occur if capital adequacy ratio or Tier 1 capital ratio fails to meet the minimum requirement or would fall short as a result of a dividend payment on the relevant preferred securities; (v) default event that shall be deemed to occur if Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities; or (vi) insolvency event shall be deemed to occur if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(2)	Preferred Stock

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments. It includes such preferred stocks that are issued in the future.

(3)	Available Distributable Amounts

Refers to the distributable amounts calculated based on the immediately preceding fiscal year’s financial statements, less the aggregate amount of dividends paid previously during the current fiscal year and scheduled to be paid thereafter in respect of such fiscal year in respect of any Preferred Stock (provided that each interim dividend payment on Preferred Stock to be paid during such current Fiscal Year shall be excluded in calculating Available Distributable Amounts). Notwithstanding the foregoing, if there are securities issued by a company other than Mizuho Financial Group of which the rights to dividends and the rights at the time of liquidation, etc., are determined by reference to the financial condition and results of operation of Mizuho Financial Group and which rank, in relation to MPC (with respect to the columns for MPC1, MPC2, MPC5, MPC6 and MPC7, “MPC” refers to MPC1, MPC2, MPC5, MPC6 and MPC7, respectively), equal in point of subordination as the Parity Preferred Securities (“Parallel Preferred Securities”), the Available Distributable Amounts are adjusted as follows:

Available Distributable Amounts after the adjustment = Available Distributable Amounts x (Total of full dividend payment amount for Parity Preferred Securities in such fiscal year) / (Total of full dividend payment amount for Parity Preferred Securities in such fiscal year + Total amount of full dividend payment amount for Parallel Securities in such fiscal year)

(4)	Distributable Amounts Limitation Certificate

Refers to a certificate issued by Mizuho Financial Group on or before the annual general meeting of shareholders to issuers if Available Distributable Amounts falls short of total dividends to be paid on the dividend payment date, which shall set forth the Available Distributable Amounts of such fiscal year.

(5)	Mandatory Dividend Payment Date

Refers to a dividend payment date in June of a calendar year when a fiscal year of Mizuho Financial Group ends with respect to which it paid dividends on its common stock.

(6)	Parity Preferred Securities

Refers to the collective designation for preferred securities and MPC Preferred Securities issued by MPC (with respect to the columns for MPC1, MPC2, MPC5, MPC6 and MPC7, “MPC” refers to MPC1, MPC2, MPC5, MPC6 and MPC7, respectively) which are perpetual and the dividend payment dates and the use of proceeds are the same as that of the relevant MPC Preferred Securities (or MPC1 Preferred Securities, MPC2 Preferred Securities, MPC5 Preferred Securities, MPC6 Preferred Securities or MPC7 Preferred Securities, as the case may be). (In the case of MPC1, for example, Parity Preferred Securities are the collective designation that includes Series A, Series B as well as other preferred securities that satisfy the above conditions if newly issued in the future.)

(7)	Liquidation Event

Shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (i) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (ii) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group.

(8)	Reorganization Event

Shall be deemed to occur if a competent court in Japan shall have adjudicated (i) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (ii) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law.

(9)	Insolvency Event

Shall be deemed to occur if (i) Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities, or (ii) if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(10)	Governmental Action

Shall be deemed to occur if the government authority in Japan (i) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (ii) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (iii) publicly declares Mizuho Financial Group to be under public management or (iv) issues an order that Mizuho Financial Group be transferred to a third party.

(11)	Available Distributable Amounts for MCI (USD) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (USD) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(12)	Available Distributable Amounts for MCI (EUR) 1 Preferred Securities

(Up to the dividend payment date falling in June 2011)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend payment amount on preferred securities for the then current fiscal year that are equivalently subordinated in nature with MCI (EUR) 1 Preferred Securities (“Equivalent Securities”).

(From the dividend payment date falling in December 2011)

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend amount on Equivalent Securities to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (EUR) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Sock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (EUR) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (EUR) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (EUR) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(13)	Preferred Stocks

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments and claims to residual assets.

(14)	Available Distributable Amounts for the MCI (JPY) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

Preferred securities issued by SPCs of Mizuho Corporate Bank, Ltd. (the “Bank”)

Issuer	Mizuho Preferred Capital Company L.L.C. (“MPCC,” and the preferred securities described below is referred to as “MPCC Preferred Securities”)	Mizuho JGB Investment L.L.C. (“MJI,” and the preferred securities described below is referred to as “MJI Preferred Securities”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2008. In addition, a step-up dividend rate is applied after such date. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2008. In addition, a step-up dividend rate is applied after such date. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June and December of each year	Last business day of June and December of each year

Total amount issued	US$1.0 billion	US$1.6 billion

Issue date	February 23, 1998	March 16, 1998

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis (except in the case of a mandatory dividend event described below):

(1) when the capital adequacy ratio of the Bank or its Tier 1 capital ratio fails to meet the minimum requirements and a Dividend Suspension Notice(1) has been issued regarding MPCC Preferred Securities;

(2) when a liquidation proceeding of the Bank is commenced, bankruptcy of the Bank or reorganization plan for terminating Bank’s business is approved by a competent court;

(3) when dividends on the Bank’s Preferred Stock(2) are suspended and the Bank notifies such suspension in writing or a Dividend Suspension Notice(1) is issued regarding MPCC Preferred Securities; or

(4) when dividends on the Bank’s stock are completely suspended and Dividend Suspension Notice(1) is issued on MPCC Preferred Securities.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis (except in the case of a mandatory dividend event described below):

(1) when the capital adequacy ratio of the Bank or its Tier 1 capital ratio fails to meet the minimum requirements and a Dividend Suspension Notice(1) has been issued regarding MJI Preferred Securities;

(2) when a liquidation proceeding of the Bank is commenced, bankruptcy of the Bank or reorganization plan for terminating Bank’s business is approved by a competent court;

(3) when dividends on the Bank’s Preferred Stock(2) are suspended and the Bank notifies such suspension in writing or a Dividend Suspension Notice(1) is issued regarding MJI Preferred Securities; or

(4) when dividends on the Bank’s stock are completely suspended and Dividend Suspension Notice(1) is issued on MJI Preferred Securities.

Mandatory dividend event	If the Bank pays any dividends on any of its stock with respect to a fiscal year, dividend payments for the full amount of MPCC Preferred Securities must be made (except in the case described in clause (2) of dividend suspension events above) on the relevant dividend payment dates for two consecutive Dividend Periods(3) after the end of such fiscal year.	If the Bank pays any dividends on any of its stock with respect to a fiscal year, dividend payments for the full amount of MJI Preferred Securities must be made (except in the case described in clause (2) of dividend suspension events above) on the relevant dividend payment dates for two consecutive Dividend Periods(3) after the end of such fiscal year.

Distributable amounts limitation	None	None

Dividend limitations	None	None

Claims on residual assets	Same priority as the Bank’s Preferred Stock(2)	Same priority as the Bank’s Preferred Stock(2)

Notes:

(1)	Dividend Suspension Notice

Refers to the notice Mizuho Preferred Capital Holding Inc. (or, in the case of MJI, Mizuho JGB Investment Holdings Inc.) , the intermediate holding company of the Issuer in the United States, delivers to the Issuer ten days or more prior to a dividend payment date stating that MPCC (or MJI) will not pay dividends on the relevant dividend payment date.

(2)	Bank’s Preferred Stock

Refers to preferred stock of the Bank qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of the Bank as to dividend payments. It includes such preferred stocks that are issued in the future.

(3)	Dividend Period

Refers to periods commencing on the day after the last business day of June and continuing to the last business day of December and periods commencing on the day after the last business day of December and continuing to the last business day of June.

(B) Summary of Preferred Stock

The preferred stock that has been issued as stated below is included in Tier 1 capital for purposes of Mizuho Financial Group’s consolidated capital adequacy ratio.

		Eleventh Series Class XI Preferred Stock	Thirteenth Series Class XIII Preferred Stock
	Amount outstanding as of fiscal year end	¥943.74 billion	¥36.69 billion

	Preferred dividend payment	An annual dividend payment of ¥20,000 per preferred share to holders of preferred stock in priority to dividend payments to holders of common stock.	An annual dividend payment of ¥30,000 per preferred share to holders of preferred stock in priority to dividend payments to holders of common stock.

	Non-cumulative clause	In the event that all or part of the preferred dividends are not paid during a given fiscal year, the shortfall is not accumulated in or beyond the following fiscal year.	In the event that all or part of the preferred dividends are not paid during a given fiscal year, the shortfall is not accumulated in or beyond the following fiscal year.

	Non-participation clause	No distribution of surplus exceeding the preferred dividend payment is made to holders of preferred stock.	No distribution of surplus exceeding the preferred dividend payment is made to holders of preferred stock.

	Preferred interim dividend payment	If an interim dividend payment is made, ¥10,000 per share is to be paid in priority to holders of common stock.	If an interim dividend payment is made, ¥15,000 per share is to be paid in priority to holders of common stock.

	Distribution of residual assets	¥1,000,000 per preferred share is to be paid in priority to holders of common stock and no other distribution of residual assets is to be made.	¥1,000,000 per preferred share is to be paid in priority to holders of common stock and no other distribution of residual assets is to be made.

Conversion(1) request	Conversion period	From July 1, 2008 to June 30, 2016.	n.a.

	Initial conversion price	Market price of common stock on July 1, 2008 (minimum ¥50,000), where market price is defined as the average of the daily closing prices of common stock as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to July 1, 2008.	n.a.

	Reset of conversion price	On July 1 of each year from July 1, 2009 to July 1, 2015 (hereafter, “Conversion Price Reset Date”), in the event the market price of common stock on such date is below the effective conversion price on the day before the relevant Conversion Price Reset Date, the reset price is to be adjusted as of the relevant Conversion Price Reset Date to such market price (minimum: the higher of 60% of the initial acquisition price and ¥50,000), where market price is defined as the average of the daily closing prices of common stock as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to the Conversion Price Reset Date.	n.a.

	Adjustment of the conversion price	Adjustments to the conversion price are to be made upon the issuance or disposition of common stock at a price lower than the market price and in other specified circumstances.	n.a.

	Number of shares of common stock to be provided upon conversion	The number obtained by dividing (i) the total issue price of the preferred stock submitted in connection with the conversion request by the holders of such preferred stock by (ii) the conversion price.	n.a.

Mandatory conversion of preferred stock	Mizuho Financial Group shall acquire on July 1, 2016 any preferred stock in respect of which a request for conversion has not been made by June 30, 2016 and deliver common stock to the holder of such preferred stock. The number of shares of common stock to be delivered is obtained by dividing ¥1,000,000 by the average of the daily closing prices of common stock as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to July 1, 2016 (minimum: ¥50,000).	n.a.

Conversion clause	n.a.

On or after April 1, 2013, as determined by a resolution of the general meeting of shareholders, all or a portion of the preferred stock can be repurchased at the conversion price set forth below.

The conversion price per share will be the sum of ¥1,000,000 and the preferred dividend pro-rated for the number of days from the first day of the fiscal year during which the conversion date falls; provided, however, that if preferred interim dividends are paid, the conversion price per share is to be reduced by the amount of such interim dividend.

Voting rights	The holders of preferred stock shall not have voting rights at a general meeting of shareholders; provided, however, that the holders of preferred stock may have voting rights from the date of a general meeting of shareholders if a proposal for the payment of preferred dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders if a proposal on the preferred dividends is rejected at such general meeting of shareholders, until, in either case, such time as a resolution of a general meeting of shareholders for the payment of preferred dividends is approved.	The holders of preferred stock shall not have voting rights at a general meeting of shareholders; provided, however, that the holders of preferred stock may have voting rights from the date of a general meeting of shareholders if a proposal for the payment of preferred dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders if a proposal on the preferred dividends is rejected at such general meeting of shareholders, until, in either case, such time as a resolution of a general meeting of shareholders for the payment of preferred dividends is approved.

Preferential status	All classes of preferred stock rank pari passu with respect to preferred dividends, preferred interim dividends and residual assets.	All classes of preferred stock rank pari passu with respect to preferred dividends, preferred interim dividends and residual assets.

Notes:

(1)	Conversion of the preferred stock is conducted through the acquisition of the relevant shares of preferred stock by Mizuho Financial Group followed by the delivery of the applicable number of shares of common stock. As such, the word “acquisition” is used in lieu of “conversion” in our articles of incorporation.

(C) Summary of debt capital instruments

1. Summary

The following debt capital instruments are included in Tier 2 capital:

•	Perpetual subordinated debt;

•	Dated subordinated debt; and

•	Dated preferred stock.

Of the above, perpetual subordinated debt and dated subordinated debt are in the form of subordinated bonds with subordination clause (corporate bonds with subordination clause) or subordinated loans (borrowing by means of loan agreement with subordination clause) (collectively, “Subordinated Bonds, Etc.”). Specifically, such debt capital is raised as follows:

(1)	Subordinated bonds offered to investors in Japan and abroad;

(2)	Subordinated bonds using a Euro MTN program; and

(3)	Subordinated loans.

The Subordinated Bonds, Etc., are issued by or loaned to Mizuho Financial Group, its banking subsidiaries or overseas consolidated SPC subsidiaries.

In each case, the above instruments are based on terms that are in accordance with relevant public notices and supervisory guidelines of the Financial Services Agency so as to ensure eligibility as Tier 2 capital.

At present, we have no dated preferred stock outstanding.

2. Subordination clause

Subordinated Bonds, Etc., include subordination clauses pursuant to which, in the event that certain grounds for subordination arise, payments of principal and interest on the relevant Subordinated Bonds, Etc., are ranked lower in priority compared to the execution of obligations relating to more senior claims which are obligations other than those that rank pari passu or junior to such Subordinated Bonds, Etc. (concerning the rights of holders of Subordinated Bonds, Etc., that seek payment, the order of priority in receiving payments in bankruptcy proceedings is junior to subordinated bankrupt claims as set forth in the Bankruptcy Law). As a result, senior creditors have priority over holders of Subordinated Bonds, Etc., in the event of bankruptcy, corporate reorganization and civil rehabilitation proceedings, etc.

3. Perpetual subordinated debt

Perpetual subordinated debt is debt capital instruments with all of the following features:

(1)	Unsecured, fully paid and subordinated to other obligations;

(2)	Not redeemable or repayable, except when it is optional and the debtor anticipates that a sufficient capital adequacy ratio will be maintained after such redemption or repayment or in connection with the raising of capital in an amount equal to or in excess of the amount to be redeemed or repaid;

(3)	Applicable to absorb losses while the obligor continues to do business; and

(4)	Contains a provision that allows a deferred payment of interest.

4. Dated subordinated debt

Dated subordinated debt differs from perpetual subordinated debt in that it has a fixed redemption or repayment term of more than five years.

In the case of both perpetual subordinated debt and dated subordinated debt, if a step-up in interest is provided for, the application of such step-up must be made at a time five years or more from the issue or loan date so as to prevent the interest to be paid after step-up from being excessive, and the amount of step-up must be within the limit that the Financial Services Agency determines in supervisory guidelines.

(4) Summary of approach to assessing capital adequacy

In order to ensure that risk-based capital is sufficiently maintained in light of the risk held by us, we regularly conduct the following assessment of capital adequacy in addition to adopting a suitable and effective capital adequacy monitoring structure.

Maintaining a sufficient BIS capital adequacy ratio and Tier 1 capital ratio

We confirm our maintenance of a high level of financial soundness by conducting regular evaluations to examine whether our risk-based capital is adequate in qualitative as well as quantitative terms, in the light of our business plans and strategic targets to match the increase in risk-weighted assets acquired for growth, in addition to maintaining risk-based capital that exceeds the minimum requirements (8% under BIS standards, 4% under domestic standards).

Balancing risk and capital

On the basis of the framework for allocating risk capital, after obtaining the clearest possible grasp of the group’s overall risk exposure, we endeavor to control risk so as to keep it within the range of our business capacity by means of allocating capital that corresponds to the amount of risk to the business groups and units of our banking subsidiaries, etc. within the bounds of our capital, and we conduct regular assessments to ensure that a sufficient level of capital is maintained for our risk profile. When making these assessments, we examine whether an appropriate return on risk is maintained in addition to considering the effects that interest rate risk related to our banking book, credit concentration risk and stress tests have on our capital.

(5) Required capital by portfolio classification	(Billions of yen)

	As of March 31, 2007
	EAD	Required capital
Credit risk	147,489.3	6,067.2

Internal ratings-based approach	140,350.2	5,809.9
Corporate	59,960.1	3,678.3
Sovereign	43,361.8	102.5
Bank	7,699.1	185.1
Retail	13,016.0	543.3
Residential mortgage	10,260.7	370.9
Qualifying revolving loans	345.0	22.0
Other retail	2,410.2	150.4
Equities, etc.	6,550.1	619.9
PD/LGD approach	910.9	110.9
Market-based approach (simple risk weight method)	147.0	51.3
Market-based approach (internal models approach)	—	—
Transitional measure applied	5,492.0	457.6
Regarded-method exposure	1,097.2	310.9
Securitizations	6,394.6	159.1
Others	2,271.0	210.4

Standardized approach	7,139.0	257.2
Sovereign	2,633.8	2.2
Bank	1,731.4	30.0
Corporate	2,474.5	192.7
Residential mortgage	0.0	0.0
Securitizations	17.4	15.4
Others	281.7	16.7

Market risk	n.a.	174.9

Standardized approach	n.a.	138.2
Interest rate risk	n.a.	84.5
Equities risk	n.a.	40.1
Foreign exchange risk	n.a.	7.8
Commodities risk	n.a.	5.6

Internal models approach	n.a.	36.7

Operational risk (standardized approach)	n.a.	310.2

Total required capital (consolidated)	n.a.	5,663.6

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deduction from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

■    Credit Risk

(6) Credit risk management

•	Summary of credit risk management

See pages 147 to 149 of our annual report on Form 20-F for the fiscal year ended March 31, 2007 for a summary of our credit risk management policies and procedures.

We use the foundation internal ratings-based approach to calculate credit risk-weighted assets for purposes of Basel II. However, we exempt business units or asset classes for which calculating the amount of credit risk-weighted assets is deemed immaterial based on a consideration of the type of business and the degree of influence on the amount of credit risk-weighted assets from the use of the foundation internal ratings-based approach, and the standardized approach is applied for these business units or asset classes.

In addition, the various estimates used to calculate credit risk-weighted assets, such as PD (probability of default), are used for purposes of internal credit risk measurement and risk capital allocations. In compliance with regulations, in estimating PD, long-term averages from internal default results data to which conservative adjustments are made are used. Verifications are then performed periodically through back testing.

•	Status of portfolios to which standardized approach is applied

Eligible external credit assessment institutions used for determining the risk weight for portfolios to which the standardized approach is applied are Rating and Investment Information, Inc. (R&I) in Japan and Standard & Poor’s Ratings Services (S&P) overseas.

We apply a 100% risk weight for all of our corporate exposure.

•	Summary of our internal rating system

See page 148 of our annual report on Form 20-F for the fiscal year ended March 31, 2007 for a summary of our internal rating system and ratings assignment procedures.

The following table sets forth information with respect to the definition of obligor ratings.

Obligor Ratings

Obligor ratings (major category)		Definition of ratings	Classification
A1–A3		Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2		Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3		Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

D1–D3		Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.	Non-investment grade zone

E1

Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.

E2
R
F1		Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default (impaired loans, including restructured loans and loans that are 90 days or more delinquent)
G1		Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1		Obligors who have already gone bankrupt, from both a legal and/or formal perspective.

(7) Credit risk exposure, etc.

Regarded-method exposure and securitizations exposure are excluded.

•	Status of credit risk exposure

(A) Breakdown by geographical area	(Billions of yen)

	As of March 31, 2007
	Loans, commitments and other non-derivative off- balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	72,435.4	24,737.5	1,721.3	3,403.3	102,297.7

Overseas	15,958.0	8,100.6	2,783.6	1,447.1	28,289.5
Asia	3,043.1	483.6	85.1	389.6	4,001.4
Central and South America	1,645.0	6.0	113.0	9.0	1,773.2
North America	5,811.1	4,650.2	1,032.6	239.7	11,733.8
Eastern Europe	49.1	—	0.0	1.5	50.6
Western Europe	4,162.1	2,870.2	1,514.5	684.1	9,231.0
Others	1,247.4	90.5	38.2	123.0	1,499.3

Exempt portion	n.a	n.a.	n.a.	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	11,972.1	137,708.9

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets and other assets.

(B) Breakdown by industry	(Billions of yen)

	As of March 31, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	14,848.0	4,030.5	499.8	327.3	19,705.7
Construction	1,901.8	286.4	24.3	4.2	2,216.8
Real estate	7,666.6	545.7	33.8	70.9	8,317.2
Service industries	12,752.3	15,097.2	150.8	103.2	28,103.7
Wholesale and retail	8,318.4	986.1	512.4	499.2	10,316.1
Finance and insurance	13,495.8	3,332.2	3,022.0	3,228.3	23,078.4
Individuals	12,563.8	0.0	0.4	21.9	12,586.1
Others	16,846.5	8,559.8	261.2	595.2	26,262.8

Exempt portion	n.a.	n.a.	n.a	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	11,972.1	137,708.9

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets and other assets.

(C) Breakdown by residual contractual maturity	(Billions of yen)

	As of March 31, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	32,033.9	7,329.3	273.5	1,949.0	41,585.9
From one year to less than three years	12,689.4	7,008.0	2,519.6	90.2	22,307.4
From three years to less than five years	13,494.0	3,585.1	887.0	27.3	17,993.5
Five years or more	25,751.1	13,248.2	704.4	1,608.2	41,312.1
Others	4,424.9	1,667.4	120.2	1,175.6	7,388.2

Exempt portion	n.a.	n.a.	n.a.	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	11,972.1	137,708.9

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets and other assets.

•	Status of exposure past due three months or more or in default

(D) Breakdown by geographical area	(Billions of yen)

	As of March 31, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,833.6	65.9	8.0	33.2	1,940.8

Overseas	118.7	0.2	—	6.8	125.7
Asia	26.1	0.2	—	5.8	32.1
Central and South America	0.8	0.0	—	0.0	0.8
North America	53.8	—	—	0.0	53.8
Eastern Europe	0.5	—	—	—	0.5
Western Europe	31.9	—	—	0.9	32.8
Others	5.4	—	—	—	5.4

Exempt portion	n.a.	n.a.	n.a.	0.3	0.3

Total	1,952.3	66.1	8.0	40.3	2,066.8

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets and other assets.

(E) Breakdown by industry	(Billions of yen)

	As of March 31, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	154.2	5.2	0.5	12.2	172.4
Construction	90.0	13.8	1.0	0.5	105.4
Real estate	344.0	0.1	0.3	0.5	345.1
Service industries	222.5	1.8	0.4	6.2	231.1
Wholesale and retail	270.1	28.1	2.7	8.2	309.2
Finance and insurance	332.5	8.5	1.9	6.9	349.9
Individuals	192.2	—	—	1.5	193.7
Others	346.4	8.3	0.8	3.7	359.3

Exempt portion	n.a.	n.a.	n.a.	0.3	0.3

Total	1,952.3	66.1	8.0	40.3	2,066.8

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets and other assets.

•	Status of reserves for possible losses on loans

(F) Fiscal year-end balances of reserves for possible losses on loans and changes during the fiscal year (after partial direct write-offs)		(Billions of yen	)

		As of March 31, 2007
General reserve for possible losses on loans	Balance as of March 31, 2006	615.7
	Increase during the fiscal year	500.8
	Decrease during the fiscal year	615.7
	Balance as of March 31, 2007	500.8

Specific reserve for possible losses on loans	Balance as of March 31, 2006	194.9
	Increase during the fiscal year	352.3
	Decrease during the fiscal year	194.9
	Balance as of March 31, 2007	352.3

Reserve for possible losses on loans to restructuring countries	Balance as of March 31, 2006	3.4
	Increase during the fiscal year	3.1
	Decrease during the fiscal year	3.4
	Balance as of March 31, 2007	3.1

Total	Balance as of March 31, 2006	814.1
	Increase during the fiscal year	856.3
	Decrease during the fiscal year	814.1
	Balance as of March 31, 2007	856.3

(G) Specific reserve for possible losses on loans by geographical area and industry	(Billions of yen	)

	As of March 31, 2007
Domestic	332.8
Manufacturing	15.4
Construction	3.2
Real estate	11.3
Service industries	16.8
Wholesale and retail	21.6
Finance and insurance	178.5
Individuals	64.6
Others	20.9

Overseas	15.9

Exempt portion	3.5

Total	352.3

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	Changes from the previous year are not presented for the fiscal year ended March 31, 2007 as it is the first year of application.

(H) Write-offs of loans by industry	(Billions of yen	)

	For the fiscal year ended March 31, 2007
Manufacturing	7.7
Construction	1.4
Real estate	0.6
Service industries	11.7
Wholesale and retail	20.9
Finance and insurance	5.7
Individuals	5.6
Others	13.0

Exempt portion	0.2

Total	67.1

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others” include overseas and non-Japanese resident portions.

•	Status of exposure to which standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation		(Billions of yen)

		As of March 31, 2007
		On-balance sheet	Off-balance sheet	Total
	0%	758.1	1,875.2	2,633.4
	10%	0.6	0.1	0.8
	20%	538.6	1,148.9	1,687.6
Risk Weight	35%	0.0	—	0.0
	50%	85.5	0.5	86.1
	100%	2,086.2	627.2	2,713.4
	150%	0.0	—	0.0
	350%	—	—	—

Total		3,469.4	3,652.2	7,121.6

Note: Off-balance-sheet exposure shows credit equivalent amount.

(J) Deduction from capital	(Billions of yen	)

	As of March 31, 2007
Deduction from capital	15.4

•	Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category	(Billions of yen)

		As of March 31, 2007
	50%	173.8
	70%	484.1
	90%	303.3
	95%	29.8
Risk weight	115%	94.2
	120%	11.4
	140%	10.1
	250%	320.8

Total		1,428.0

(L) Equities exposure under simple risk weight method by risk weight category	(Billions of yen)

		As of March 31, 2007
Risk weight	300%	78.2
	400%	68.7

Total		147.0

Note:	Of the equities exposure under the simple risk weight method, 300% risk weight is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate)				(Billions of yen, except percentages)

	As of March 31, 2007
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD	On-balance sheet	Off-balance sheet
Corporate	3.97	43.49	51.99	58,532.0	44,137.4	14,394.6
Investment grade zone	0.12	43.93	32.64	31,116.6	20,510.1	10,606.4
Non-investment grade zone	1.80	42.77	79.23	25,590.7	21,878.2	3,712.5
Default	100.00	46.21	0.00	1,824.7	1,749.0	75.6

Sovereign	0.03	44.99	2.80	43,361.8	34,993.7	8,368.1
Investment grade zone	0.01	44.99	2.48	43,195.0	34,838.8	8,356.1
Non-investment grade zone	2.10	44.99	86.73	161.9	149.9	11.9
Default	100.00	45.00	0.00	4.8	4.8	0.0

Bank	0.21	43.76	29.02	7,699.1	3,207.5	4,491.5
Investment grade zone	0.13	43.81	28.05	7,470.5	3,019.7	4,450.7
Non-investment grade zone	0.94	41.81	61.90	224.4	183.5	40.8
Default	100.00	45.00	0.00	4.1	4.1	—

Equities exposure under PD/LGD approach	2.46	90.00	124.66	910.9	910.9	—
Investment grade zone	0.12	90.00	121.16	860.5	860.5	—
Non-investment grade zone	4.62	90.00	305.54	30.4	30.4	—
Default	100.00	90.00	0.00	19.9	19.9	—

Total	2.15	44.48	31.69	110,504.0	83,249.7	27,254.3
Investment grade zone	0.06	44.95	17.38	82,642.7	59,229.3	23,413.4
Non-investment grade zone	1.80	42.83	79.39	26,007.4	22,242.2	3,765.2
Default	100.00	46.68	0.00	1,853.7	1,778.1	75.6

Notes:

1.	Investment grade zone includes obligor ratings A1 to B2, non-investment grade zone includes C1 to E2 (excluding E2R), and default includes E2R to H1. (See page 18 for details regarding obligor ratings.)

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

(N) Portfolio by asset class and ratings segment (Retail)						(Billions of yen, except percentages)

	As of March 31, 2007
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)	On-balance sheet	Off-balance sheet	Amount of undrawn commitments	Weighted average of credit conversion factor (%)
Residential mortgage	1.53	47.86	0.36	35.65	10,260.7	10,181.4	79.2	—	—
Non-default	0.85	47.81	—	35.59	10,190.8	10,147.8	43.0	—	—
Default	100.00	56.13	52.73	45.01	69.8	33.6	36.2	—	—

Qualifying revolving loans (retail)	2.87	73.36	0.32	53.38	345.0	240.7	104.2	1,409.8	7.37
Non-default	2.46	73.33	—	53.39	343.5	239.5	104.0	1,408.0	7.36
Default	100.00	79.85	75.98	51.22	1.4	1.2	0.2	1.7	13.27

Other retail	4.04	49.17	1.37	50.53	2,410.2	2,345.4	64.7	68.2	77.79
Non-default	1.63	48.39	—	50.62	2,351.0	2,286.6	64.3	67.6	77.75
Default	100.00	59.21	55.68	46.87	59.2	58.7	0.4	0.5	82.08

Total	2.03	48.14	0.54	38.88	13,016.0	12,767.7	248.3	1,478.0	10.62
Non-default	1.04	48.59	—	38.81	12,885.5	12,674.0	211.4	1,475.7	10.59
Default	100.00	3.47	54.33	45.92	130.5	93.6	36.9	2.3	28.98

(O) Actual losses by asset class	(Billions of yen	)

	For the fiscal year ended March 31, 2007 Actual losses
Asset class:
Corporate, Bank, Sovereign	1,030.0
Residential mortgage	110.5
Qualifying revolving loans (retail)	4.9
Other retail	63.1

Total	1,208.7

Notes:

1.	Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps, partial direct write-offs during the fiscal year, as well as specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims for special attention only) as of the end of the fiscal year.

2.	The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.

(P) Comparison of estimated and actual losses by asset class	(Billions of yen)

	For the fiscal year ended March 31, 2007
	Estimated losses	Actual losses
Asset class:
Corporate, Bank, Sovereign	1,097.9	1,030.0
Residential mortgage	78.2	110.5
Qualifying revolving loans (retail)	7.2	4.9
Other retail	52.9	63.1

Total	1,236.5	1,208.7

Notes:

1.	Estimated losses are expected losses as of March 31, 2007.

2.	We began estimating expected losses by asset class from March 31, 2007.

3.	Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps, partial direct write-offs during the fiscal year, as well as specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims for special attention only) as of the end of the fiscal year.

4.	The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.

■    Methods for credit risk mitigation

(8) Risk management regarding credit risk mitigation

We obtain collateral and guarantees as a means of securing credit. In obtaining the collateral and guarantees, we evaluate the value of the collateral, guarantee performance capability of guarantor and legal enforceability, and we also conduct periodical subsequent re-evaluations. Furthermore, we monitor the state of concentration of collateral type and concentration of credit risks in individual companies, including indirect credit exposure such as guarantees.

When calculating the credit risk-weighted assets for capital adequacy ratio regulations, the effect of credit risk mitigation through eligible collateral and guarantees is reflected pursuant to the Notice.

In addition, when calculating the credit risk-weighted assets for corporate exposure, after considering the relevant maturity and other factors pursuant to the Notice, we offset loan claims with deposits with us to the extent such offsetting is legally possible.

When calculating the credit risk-weighted assets for derivative transactions and repurchase transactions, in cases in which a bilateral netting contract is valid in light of the legal system of the relevant jurisdiction, we take its effect into consideration.

(9) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)

	As of March 31, 2007
	Eligible financial collateral	Other eligible IRB collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,818.3	4,477.4	2,941.2	505.0	10,742.1
Corporate	2,261.0	4,326.2	1,543.0	505.0	8,635.4
Sovereign	0.2	26.2	474.4	—	501.0
Bank	516.9	4.2	60.5	—	581.7
Retail	40.1	120.6	863.1	—	1,023.9
Residential mortgage	—	—	363.8	—	363.8
Qualifying revolving loans	—	—	4.7	—	4.7
Other retail	40.1	120.6	494.5	—	655.3
Others	—	—	—	—	—

Standardized approach	1,470.0	n.a.	66.7	8.3	1,545.2
Sovereign	1,451.2	n.a.	—	—	1,451.2
Bank	3.1	n.a.	2.7	5.9	11.8
Corporate	15.6	n.a.	64.0	0.4	80.1
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	1.9	1.9
Others	0.0	n.a.	—	—	0.0

Total	4,288.4	4,477.4	3,008.0	513.4	12,287.3

■    Counterparty risk in derivatives transactions

(10) Management of counterparty risk in derivatives transactions

Derivatives transactions are also subject to the same risk management methods as our other credit transactions. See pages 147 to 149 of our annual report on Form 20-F for the fiscal year ended March 31, 2007 for a summary of our credit risk management policies and procedures.

(11) Status of counterparty risk in derivatives transactions

(A) Status of derivatives transactions	(Billions of yen)

	As of March 31, 2007
	Gross replacement cost	Gross add-on	Credit equivalent amount
Foreign exchange-related transactions	1,843.5	2,329.5	4,173.1
Interest rate-related transactions	4,810.3	4,607.6	9,418.0
Gold-related transactions	0.1	0.0	0.2
Equity-related transactions	100.8	67.1	167.9
Transactions related to precious metals (other than gold)	—	0.0	0.0
Other commodity-related transactions	163.4	122.8	286.3
Credit derivatives transactions	17.2	464.1	481.3
Credit equivalent of mitigation effect of close-out settlement netting contracts	n.a.	n.a.	(9,061.9)
Effect of credit risk mitigation by collateral	n.a.	n.a.	(150.0)

Total	n.a.	n.a.	5,315.1

Note: The current exposure method is used as the method of calculating credit equivalent amounts.

(B) Amounts of credit risk mitigation by type	(Billions of yen	)

	As of March 31, 2007
Eligible financial collateral	55.3
Other eligible IRB collateral	46.2
Guarantees, others	10.3

Total	111.8

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations	(Billions of yen)

		As of March 31, 2007
		Notional amount
Credit derivatives type:
Credit default swap	Bought	6,309.7
	Sold	5,144.6

Total return swap	Bought	—
	Sold	—

Total	Bought	6,309.7
	Sold	5,144.6

Note: Credit derivatives used for credit risk mitigation are as follows:

		(Billions of yen	)

		As of March 31, 2007
Credit derivatives used for credit risk mitigation		661.0

■     Securitization exposure

(12) Summary of securitization exposure and its risk management

We are involved in securitization transactions from various perspectives and positions.

(a)	Securitization of our assets (“securitization as originator”)

As one of the means of managing credit concentration and controlling economic capital, we conduct securitization of our assets. When conducting a securitization as originator, we consider various sides of such transaction including the effects of reduction of economic capital and improvement of return on risk as well as actual effect of risk transfer, and make a comprehensive judgment on type and appropriateness of transaction.

(b)Securitization of assets of customers (“securitization program arrangements”)

We undertake various securitization program arrangements such as asset-backed loan (“ABL”), asset-backed commercial paper (“ABCP”) and trust schemes, etc., as a means of financing for our customers. We endeavor to understand the actual risk profile of the underlying assets and appropriately disclose the risks and terms of the program to the investors.

(c)Securitization program (ABL/ABCP) sponsor

When arranging a securitization program, there are cases in which we retain securitization exposure by providing the ABL, or providing an ABCP backup line, as sponsor. In such cases, in addition to gaining a firm understanding of actual risk through due diligence from the viewpoint of an investor, we apply internal ratings and make evaluations by assessing such transactions and carefully managing the exposure together with other direct loan assets.

(d) Investment in alternative credit risk assets (“securitization transaction as investor”)

From the perspective of investment diversification, we hold securitization exposure as investments in alternative credit risk assets that differ from conventional credit. The Portfolio Management Committee establishes investment limits for securitization transactions as investor, and we maintain a strict managing structure for such transactions.

(e) Others

In addition, we act as servicer for securitization transactions, provide settlement account facilities (servicer cash advance) and provide interest rate swaps to securitization conduits.

We conduct credit risk measurements and carry out periodical monitoring of outstanding balance and performance of securitization transactions including the above and report results to the Portfolio Management Committee.

•	Status of response to Basel II

The methods used to calculate the credit risk-weighted assets under the internal ratings-based approach with respect to securitization exposure are the ratings-based approach (RBA) and the supervisory formula (SF).

Also, the eligible external credit assessment institutions used in determining securitization exposure risk weight are Rating and Investment Information, Inc. (R&I), Japan Credit Rating Agency, Ltd. (JCR), Moody's Investors Service (Moody’s), Standard & Poor's Ratings Services (S&P) and Fitch Ratings, Ltd. (We do not separately designate eligible external credit assessment institutions by type of securitization exposure.)

(13) Accounting policies for securitization transactions

The recognition of the generation and termination of financial assets and liabilities relating to securitization transactions, their evaluation and accounting treatment are pursuant to Business Accounting Standards No. 10, “Accounting Standards Relating to Financial Products” (Business Accounting Deliberation Council, January 22, 1999).

(14) Quantitative disclosure items for securitization exposure

•	Securitization exposure as originator

(A) Information by type of underlying asset				(Billions of yen)

	As of, or for the fiscal year ended, March 31, 2007
	Credit cards	Residential mortgage loans	Auto loans	Others	Total
Conventional securitizations
Amount of underlying asset	—	375.2	—	58.2	433.5
Default exposure	—	1.9	—	1.7	3.6
Losses during the fiscal year	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	14.3	14.3
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—
Exposure related to synthetic securitizations
Amount of underlying asset	—	—	—	863.1	863.1
Default exposure	—	—	—	—	—
Losses during the fiscal year	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	900.2	900.2

Note:	“Default exposure” and “losses during the fiscal year” are stated on the basis of the definitions of default applicable to the relevant transactions.

(B) Information of securitization exposure retained or purchased

—Exposure by risk weight category and underlying asset type and amount of required capital—						(Billions of yen)

		As of March 31, 2007
		Credit cards	Residential mortgage loans	Auto loans	Others	Total	Required capital
	Up to 20%	—	—	—	734.4	734.4	4.4
	Up to 50%	—	—	—	—	—	—
Risk weight	Up to 100%	—	—	—	—	—	—
	Up to 250%	—	45.0	—	102.5	147.5	11.1
	Up to 650%	—	—	—	18.0	18.0	0.3
	Over 650%	—	—	—	—	—	—

Deduction from capital		—	0.0	—	13.3	13.3	11.1

Total		—	45.0	—	868.3	913.4	26.9

—Capital increase due to securitization transactions				(Billions of yen)

	As of March 31, 2007
	Credit cards	Residential mortgage loans	Auto loans	Others	Total
Capital increase due to securitization transactions	—	10.9	—	—	10.9

—Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice—	(Billions of yen	)

As of March 31, 2007
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—

•	Securitization exposure as sponsor of securitization programs (ABCP/ABL)

(C) Information by type of underlying asset	(Billions of yen)

	As of, or for the fiscal year ended, March 31, 2007
	Credit cards	Residential mortgage loans	Auto loans	Others	Total
Amount of underlying asset	238.1	—	72.0	967.7	1,278.0
Default exposure	—	—	—	23.9	23.9

Estimated loss amount related to underlying assets	16.9	—	0.2	17.0	34.3

Amount of exposures securitized during the fiscal year	176.7	—	242.5	5,193.3	5,612.6

Notes:

1.	Securitization exposure that is acquired in the securitization of the customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

2.	The amount of default exposure is the amount recognized as default in the calculation of capital adequacy ratio.

3.	Estimated loss amount related to underlying assets is based on the exposure as of the relevant date and the parameters used in the calculation of capital adequacy ratio. We hold the senior portion of the securitization exposure which has senior/subordinated structure, and we incurred no losses related to our securitization exposure shown above in the fiscal year ended March 31, 2007.

(D) Information of securitization exposure retained or purchased

—Exposure by risk weight category and underlying asset type and amount of required capital—						(Billions of yen)

		As of March 31, 2007
		Credit cards	Residential mortgage loans	Auto loans	Other	Total	Required capital
	Up to 20%	2.3	—	24.7	607.5	634.5	4.5
	Up to 50%	90.3	—	—	133.4	223.7	7.7
Risk weight	Up to 100%	—	—	40.2	139.2	179.4	11.6
	Up to 250%	184.2	—	—	28.6	212.9	23.1
	Up to 650%	—	—	—	0.1	0.1	0.0
	Over 650%	0.8	—	—	—	0.8	0.5

Deduction from capital		—	—	—	—	—	—

Total		277.7	—	65.0	908.9	1,251.7	47.6

—Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice—	(Billions of yen)

As of March 31, 2007
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—

•	Securitization exposure as investor

(E) Information of securitization exposure retained or purchased

—Exposure by risk weight category and underlying asset type and amount of required capital—						(Billions of yen)

		As of March 31, 2007
		Credit cards	Residential mortgage loans	Auto loans	Other	Total	Required capital
	Up to 20%	122.2	1,594.7	285.2	1,712.3	3,714.5	36.0
	Up to 50%	2.3	9.7	—	195.4	207.5	5.5
Risk weight	Up to 100%	198.2	16.7	0.1	46.4	261.6	16.8
	Up to 250%	—	—	—	2.9	2.9	0.2
	Up to 650%	—	—	—	23.6	23.6	8.7
	Over 650%	—	—	—	—	—	—

Deduction from capital		4.3	—	—	37.2	41.6	41.3

Total		327.2	1,621.1	285.4	2,018.0	4,251.9	108.7

Note:	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc. are included in the above table as exposure as investor even when the assets underlying those CLOs, etc. include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc. were ¥6.3 billion (treated as deduction from capital for purposes of capital adequacy ratio calculation), and our sale of assets to such managed CLOs, etc., during the fiscal year was ¥105.9 billion.

—Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice—	(Billions of yen)

As of March 31, 2007
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—

Note that, in addition to the above, within the provision of credit in the form of eligible servicer cash advance, set forth in Article 246 of the Notice, there was an undrawn portion to which no required capital is allocated.

The balance of such portion as of March 31, 2007 was ¥40.7 billion.

■     Market risk

See pages 149 to 157 of our annual report on Form 20-F for the fiscal year ended March 31, 2007 for information regarding market risk.

■     Operational risk

See pages 91 and 157 to 159 of our annual report on Form 20-F for the fiscal year ended March 31, 2007 for information regarding operational risk.

■     Equities exposure

(15) Risk management related to equities exposure

With regard to equities in our banking book, we manage default risk through our credit risk management structure and price fluctuation risk through our market risk management structure.

In addition, securities, a part of equities exposure, are valued as follows: Japanese stocks with quoted market prices are valued based on the average quoted market price over the month preceding the consolidated balance sheet date; other securities which have readily determinable fair values are valued at the quoted market price if available, or otherwise based on their reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method); and other securities which do not have readily determinable fair values are stated at acquisition cost or amortized cost as determined by the moving average method.

(16) Status of equities exposure

(A) Amounts stated in consolidated balance sheet	(Billions of yen)

	As of March 31, 2007
	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	6,063.1	6,063.1
Other equities exposure	363.2	363.2

Total	6,426.3	6,426.3

Note: Above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equities exposure	(Billions of yen)

	Fiscal year ended March 31, 2007
	Gains and losses on sales
		Gains on sales	Losses on sales
Sale of equities exposure	225.8	231.2	5.3

Note: Above figures are gains and losses on sales of stocks within other ordinary income and expenses in our consolidated statement of income.

(C) Gains and losses from write-offs related to equities exposure	(Billions of yen	)

	Fiscal year ended March 31, 2007
	Gains and losses from write-offs
Write-offs of equities exposure	(335.7)

Note: Above figure is losses on devaluation of stocks within other expenses in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income	(Billions of yen)

	As of March 31, 2007
	Net unrealized gains
		Unrealized gains	Unrealized losses
Equities exposure	2,711.4	2,759.7	48.3

Note: Above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

None.

(F) Equities exposure by portfolio classification	(Billions of yen	)

	As of March 31, 2007
PD/LGD approach	910.9
Market-based method (simple risk weight method)	147.0
Market-based method (internal models approach)	—
Transitional measure applied	5,492.0

Total	6,550.1